April 1, 2009

Mail Stop 3561

Stephen H. Capp
Executive Vice President and Chief Financial Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

**RE: Pinnacle Entertainment, Inc.
         File No. 001-13641
         Form 10-K: For the Fiscal Year Ended December 31, 2007**

Dear Mr. Capp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief